                                                /------------------------------/
                                                /        OMB APPROVAL          /
                                                /------------------------------/
                                                / OMB Number:        3235-0287 /
                                                / Expires:           PENDING   /
                                                / Estimated average burden     /
                                                / hours per response...... 0.5 /
                                                /------------------------------/
+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549
[_] Check this box if
    no longer subject      ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940
--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person

       Schrager                     Ronald                            E
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

                          760 N.W. 107th Avenue
--------------------------------------------------------------------------------
                                   (Street)

         Miami                         FL                             33172
--------------------------------------------------------------------------------
        (City)                      (State)                           (Zip)

2.  Issuer Name and Ticker or Trading Symbol LNR Property Corporation / LNR
                                             -----------------------------------
3.  IRS Identification Number of Reporting Person, if an entity
    (voluntary)
                ----------------------------------------------------------------
4.  Statement for Month/Year Jan-02
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Mo./Yr.)
                                            ------------------------------------

6.  Relationship of Reporting Person to Issuer (Check all applicable)
    ___ Director     X  Officer             ___ 10% Owner    ___ Other
                    ---
                        (give title below)                       (specify below)
    Vice President
    --------------
    ----------------------------------------------------------------------------
7.  Individual of Joint/Group Filing
     X   Form filed by One Reporting Person
    ----
    ____ Form filed by More than One Reporting Person
--------------------------------------------------------------------------------

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

----------------------------------------------------------------------------------------------------------------------------------
1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)      5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)              Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)             Beneficially         Form:         direct
   (Instr. 3)            (Mo/       (Instr. 8)                                      Owned at             Direct        Bene-
                         Day/    ---------------------------------------------      End of Issuer's      (D) or        ficial
                         Yr)                                                        Fiscal Year          Indirect      Owner (4)
                                    Code/V          Amount /(A) or D / Price        (Instr. 3 and 4)     (Instr. 4)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock            N/A          N/A                     N/A                              298            I      By Savings Plan
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock          01/19/02       (J)                  12.500 (A)                       13,500            D
-----------------------------------------------------------------------------------------------------------------------------------
Restricted Common
Stock (1)             01/19/02       (J)                   12,500 (D)                       37,500            D
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

* If the form is filed by more than one reporting person, see instruction
5(b)(v)

(1) Represents shares of restricted stock. The shares vest with respect to one-quarter of the total number of shares on January 19, 2002 (50,000), and the remainder will vest on each of January 19, 2003, January 19, 2004 and January 19, 2005 to the extent of one-quarter of the total number of shares.

(J) Represents release of restrictions on restricted common stock.

  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, 5)
                                      ative               Year)
                                      Security
                                                                          ---------------------------------------------------
                                                                           Code  /   V                 (A)         (D)
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Common Stock Options                  13.54              N/A                    N/A                         N/A
-----------------------------------------------------------------------------------------------------------------------------
Common Stock Options                 24.8125             N/A                    N/A                         N/A
-----------------------------------------------------------------------------------------------------------------------------
Common Stock Options                 17.3125             N/A                    N/A                         N/A
-----------------------------------------------------------------------------------------------------------------------------
Common Stock Options                 18.15625            N/A                    N/A                         N/A
-----------------------------------------------------------------------------------------------------------------------------
Common Stock Options                 26.84375            N/A                    N/A                         N/A
-----------------------------------------------------------------------------------------------------------------------------
Common Stock Options                  31.30            1/2/2002                  A                        10,000(A)
-----------------------------------------------------------------------------------------------------------------------------
Stock Purchase Agreement (2)          28.80              N/A                    N/A                         N/A
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                     6. Date Exer-           7. Title/Amt.                  8. Price    9. Number       10. Owner-    11. Na-
                        cisable and             of                              of         of Deriv-        ship          ture
                        Expiration              Underlying                     Deriv-      ative            Form          of In-
                        Date                    Securities                     ative       Secur-           of De-        direct
                        (Month/Day/             (Instr. 3 & 4)                 Secur-      ities            rivative      Bene-
                        Year)                                                  ity         Bene-            Security      ficial
                                                                               (Instr.     ficially         Direct        Owner-
                      --------------------------------------------             5)          Owned            (D)           ship
                                                                                           at End           or            (Instr.
                                                                                           of               Indirect      4)
                                                Title/Amt.                                 Year             (I)
                        Exer/Expir.            or # of shares                              (Instr. 4)       (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
                     10-31-97 / 09-30-02  Common Stock Options/ 36,577          N/A        6,577               D
------------------------------------------------------------------------------------------------------------------------------------
                     10-31-98 / 10-30-07  Common Stock Options/ 37,500          N/A       37,500               D
------------------------------------------------------------------------------------------------------------------------------------
                     01-01-99 / 12-14-07  Common Stock Options/ 26,250          N/A       26,250               D
------------------------------------------------------------------------------------------------------------------------------------
                     01-28-01 / 01-27-10  Common Stock Options/ 10,000          N/A       10,000               D
------------------------------------------------------------------------------------------------------------------------------------
                     01-17-02 / 01-16-11  Common Stock Options/ 10,000          N/A       10,000               D
------------------------------------------------------------------------------------------------------------------------------------
                     01-02-03 / 01-01-12  Common Stock Options/ 10,000          N/A       10,000               D
------------------------------------------------------------------------------------------------------------------------------------
                     04-01-02 / 04-01-06  Common Stock Agreement/ 16,224        N/A       16,224               D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

           /s/ Ronald E. Schrager                    2/8/2002
          -------------------------------------------------------------
              **Signature of Reporting Person        Date
          Ronald E. Schrager

       *  Reporting person denies beneficial ownership of these securities.

       ** Intentional misstatements or ommissions of facts constitute Federal
          Criminal Violations.
          See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

   Note: File three copies of this Form, one of which must be manually signed.
         If space provided is insufficient, See instruction 6 for procedure.


(2) Represents a signed purchase agreement under the 2001 Senior Officer Stock Purchase Plan. On April 1st of each year from 2002 through 2006, Mr. Schrager will make purchases of LNR common stock. These purchases will total 16,224 shares.


                                                                          Page 2
                                                                        SEC 1474